Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 o: 650.493.9300 f: 650.493.6811

CONFIDENTIAL TREATMENT REQUESTED

BY JFROG LTD.: JFROG-0003

CERTAIN PORTIONS OF THIS LETTER AS SUBMITTED VIA EDGAR HAVE BEEN OMITTED AND SUBMITTED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS SUBMITTED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[*****].”

August 24, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jan Woo

Jeffrey Kauten

Kathleen Collins

Joyce Sweeney

Re:	JFrog Ltd.

Amendment No. 2 to Draft Registration Statement on Form S-1

Submitted August 10, 2020

CIK No. 0001800667

Ladies and Gentlemen:

On behalf of our client, JFrog Ltd. (“JFrog” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter dated August 13, 2020, relating to the above referenced Amendment No. 2 to Draft Registration Statement on Form S-1 (the “Amendment No. 2”). We are concurrently filing via EDGAR this letter and publicly filing the Registration Statement (the “Registration Statement”). For the Staff’s reference, we are providing the Staff with both a clean copy of the Registration Statement and a copy marked to show all changes from the version confidentially submitted on August 10, 2020.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to Amendment No. 2), all page references herein correspond to the pages of the Registration Statement.

AUSTIN        BEIJING        BOSTON         BRUSSELS        HONG KONG        LONDON        LOS ANGELES         NEW YORK

PALO ALTO

SAN DIEGO        SAN FRANCISCO        SEATTLE         SHANGHAI        WASHINGTON, DC        WILMINGTON, DE

CONFIDENTIAL TREATMENT REQUESTED

BY JFROG LTD.: JFROG-0003

Securities and Exchange Commission

August 24, 2020

Due to the commercially sensitive nature of information contained in this letter, the Company hereby requests, pursuant to 17 C.F.R. §200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person. The Company has sent to the Commission a separate copy of this letter, marked to show the portions redacted from the version confidentially submitted via EDGAR and for which the Company is requesting confidential treatment. In accordance with 17 C.F.R. §200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least 10 business days’ advance notice of any intended release so that the Company may, if it deems it to be necessary or appropriate, pursue any remedies available to it.

Amendment No. 2 to Draft Registration Statement on Form S-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations Recent Developments, page 66

1.

You state that Net New ARR began to decelerate in March 2020 after strong year-over-year growth in January and February. In an effort to add context to the impact of COVID-19 on your business, please also provide these measures for the comparable periods in fiscal 2019.

In response to the Staff’s comment, the Company has revised the disclosure on page 67 of the Registration Statement regarding the impact of the COVID-19 pandemic on the Company’s business to include additional disclosure regarding the Company’s net dollar retention rate for the second quarter of 2020, both on a standalone quarterly basis and on a trailing four quarter basis, to provide additional detail on expected future growth. In addition, the Company has revised the disclosure regarding the year-over-year growth of total ARR for the first and second quarters of 2020 to include the year-over-year growth rates for the first and second quarters of 2019 for historical comparison to clearly illustrate the impact of the decline in growth primarily due to COVID-19, as well as additional narrative disclosure regarding new ARR from existing and new customers during the second quarter of 2020.

The Company respectfully advises the Staff that management does not consider quarterly net new ARR to be sufficiently consistent over historical periods to be meaningful in evaluating the impact of the COVID-19 pandemic on the Company’s business. The Company’s net new ARR fluctuated in the past irrespective of the COVID -19 impact. Therefore, the Company further advises the Staff that it believes the disclosure of its gross dollar retention rate, net dollar retention rate, and its total growth in ARR provides investors with meaningful information regarding the impact of the COVID-19 pandemic on the Company’s business, including the expansion of existing customers and continued growth of the Company during the periods. In addition, the Company believes that the additional disclosure of the net dollar retention rate for the second quarter of 2020 on a standalone basis accurately reflects the impact of COVID-19 on ARR growth and the trailing four quarters net dollar retention rate is the best predictor of future growth. The Company has supplementally provided the Staff with historical data regarding total quarterly ARR and net new ARR under separate cover.

CONFIDENTIAL TREATMENT REQUESTED BY JFROG LTD. PURSUANT TO 17 C.F.R. §200.83

CONFIDENTIAL TREATMENT REQUESTED

BY JFROG LTD.: JFROG-0003

Securities and Exchange Commission

August 24, 2020

Results of Operations

Provision for Income Taxes, page 78

2.

Please explain further how an increase in tax on your U.S. operations increased your effective tax rate during the first half of fiscal 2020 to 213%. Also, clarify whether you anticipate this increase to be indicative of an upward trend in your effective tax rate and if so, revise your disclosures as necessary to describe how such trends may impact your future tax expense. Please refer to Item 303(a)(3) of Regulation S-K and Section III.B.3 of SEC Release No. 33-8350.

In response to the Staff’s comment, the Company respectfully advises the Staff that its provision for income taxes increased by $0.1 million for the six months ended June 30, 2020 compared to the six months ended June 30, 2019. The increase in the provision for income taxes was due to an increase in taxable income from the Company’s operations in the United States, primarily as a result of higher non-deductible share-based compensation.

The Company’s effective tax rate is mainly affected by non-deductible share-based compensation expense in the United States and losses before income tax in Israel for which a full valuation allowance is provided. While the provision for income taxes increased by $0.1 million, the Company’s income (loss) before taxes changed from a loss of $(1.4) million during the six months ended June 30, 2019 to income of $0.4 million for the six months ended June 30, 2020. The change was primarily a result of a decrease in the loss before income taxes in Israel. As no tax benefit related to losses in Israel was recognized due to the full valuation allowance, the tax expense recognized on U.S. operations represented a higher percentage of the total consolidated income before income taxes during the current period. Therefore, the Company’s effective tax rate increased to 213% for the six months ended June 30, 2020 from (52)% of its income (loss) before taxes for the six months ended June 30, 2019.

The Company further advises the Staff that the Company’s future effective tax rate will continue to be impacted by non-deductible expenses, such as share-based compensation, and changes in its valuation allowance in Israel. In addition, the Company’s future effective tax rate will also be affected by tax rates in foreign jurisdictions and the relative amounts of income it earns in those jurisdictions. The Company does not believe the increase in its effective tax rate in the six months ending June 30, 2020 to be indicative of an upward trend in its future effective tax rates, as the effective tax rate can be affected upward or downward due to the factors mentioned above.

In response to the Staff’s comment, the Company has revised the disclosure on p. 79 of the Registration Statement to provide additional information regarding the increase in provision for income tax for the six months ended June 30, 2020 compared to the six months ended June 30, 2019.

CONFIDENTIAL TREATMENT REQUESTED BY JFROG LTD. PURSUANT TO 17 C.F.R. §200.83

CONFIDENTIAL TREATMENT REQUESTED

BY JFROG LTD.: JFROG-0003

Securities and Exchange Commission

August 24, 2020

Notes to Consolidated Financial Statements

Note 17. Subsequent Events (unaudited), page F-43

3.

Please provide us with a breakdown of all stock options granted to date in fiscal 2020 and include the fair value of the underlying shares used to value such awards. We refer you to comment 11 in your response letter dated March 26, 2020 where you indicated that you would provide such information once the interim financials are completed and reviewed. To the extent there were any significant fluctuations in the fair value from period-to-period, please describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology. In this regard, it appears that the weighted average exercise price for the grants made subsequent to the most recent balance sheet date was approximately 46% higher than those made during the six months ended June 30, 2020.

In response to the Staff’s comment, the Company respectfully advises the Staff that the estimate of the fair value per share of the Company’s ordinary shares had been determined at each grant date by the Company’s Board of Directors (“Board”), taking into account contemporaneous third-party valuations reports (“Valuation Reports”) and input from management. Such Valuation Reports were performed in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

In valuing the Company’s ordinary shares, absent an arm’s-length current or recent round of financing, the fair value of the Company’s business, or equity value, was determined using both the income approach and market approach. The income approach estimates value based on the expectation of future cash flows that the Company will generate. These future cash flows are discounted to their present values using a discount rate based on the capital rates of return for comparable publicly traded companies and are adjusted to reflect the risks inherent in the Company’s cash flows relative to those inherent in the companies utilized in the discount rate calculation. The market approach estimates value based on a comparison of the Company to comparable public companies in a similar line of business. From the comparable companies, a representative market multiple is determined and then applied to the Company’s financial results to estimate the value of the Company.

Fair value per share for financial reporting

For financial reporting purposes, the Company considered the amount of time between the valuation date and the grant date to determine whether to use the latest ordinary share valuation determined pursuant to the methods described above or a straight-line calculation between the two valuation dates. The Company determined that the straight-line calculation would provide the most reasonable conclusion for the valuation of the ordinary share on these interim dates between valuations because there was no single event that occurred during these periods that resulted in the increase in fair value but rather a series of events related to exceeding the Company’s financial targets, as well as consideration of the Company’s progress toward a liquidity event.

CONFIDENTIAL TREATMENT REQUESTED BY JFROG LTD. PURSUANT TO 17 C.F.R. §200.83

CONFIDENTIAL TREATMENT REQUESTED

BY JFROG LTD.: JFROG-0003

Securities and Exchange Commission

August 24, 2020

Set forth below is a summary of the Company’s equity awards granted from January 1, 2020 to July 31, 2020, including the fair value of the underlying ordinary shares for reference:

Event	Event Date	Number of Awards Granted	Exercise Price	Fair Value per Share for Financial Reporting
Third-party Valuation	December 31, 2019	—	—	$15.12
Option Grants	February 3, 2020	445,000	$15.12	$15.49
Option Grants	March 31, 2020	150,000	$15.12	$16.13
Third-party Valuation	March 31, 2020	—	—	$16.13
Option Grants	May 11, 2020	810,400	$16.13	$18.15
Third-party Valuation	June 30, 2020	—	—	$20.61
Option Grants	July 29, 2020	1,343,355	$23.00	$23.00
Third-party Valuation	July 29, 2020	—	—	$23.00

Subsequent to June 30, 2020, the Company granted its Chief Executive Officer 667,595 shares of restricted share units, issuable upon the satisfaction of service and performance-based vesting conditions. As of the date of this letter, the grant is subject to the approval of the Company’s shareholders and its relevant fair value per share will be determined then. As a result, this grant has been excluded from the Company’s assessment.

March 31, 2020 valuation

The Company determined the fair value of the ordinary shares to be $16.13 per share as of March 31, 2020. During the first quarter of 2020, the Company made significant progress towards a potential initial public offering (“IPO”), including the submission of its confidential Form S-1 with the U.S. Securities and Exchange Commission (“SEC”) on February 7, 2020 and subsequent confidential submission of its first amendment to the Form S-1 on March 26, 2020. For the Company’s valuation, three future scenarios were considered – (1) an IPO on/around [*****] (probability of [*****]), (2) an IPO on/around [*****] (probability of [*****]) and (3) remaining a private company (probability of [*****]). Due to the impact of macroeconomic factors such as the novel coronavirus pandemic on the stock market, the Company extended its IPO timeframe. As a result, the IPO date in scenario (1) was revised from [*****] as of the December 31, 2019 valuation date to [*****] as of the March 31, 2020 valuation date, and the probability of an IPO was increased in scenario (2) between valuation dates. Both IPO scenarios derived an estimate of the Company’s equity value upon IPO using the Public Company Market Multiple Method (“PCMMM”) approach. The remaining a private company scenario derived an estimate of the Company’s equity value using a combination of the PCMMM and the Income approach. The key assumptions used in the Company’s probability-weighted expected return method (“PWERM”) were a discount rate of 15.5% applied to all three scenarios, and the application of a discount for lack of marketability (“DLOM”) of 17.5%, 22.5% and 32.5% applied to scenarios (1), (2) and (3), respectively.

CONFIDENTIAL TREATMENT REQUESTED BY JFROG LTD. PURSUANT TO 17 C.F.R. §200.83

CONFIDENTIAL TREATMENT REQUESTED

BY JFROG LTD.: JFROG-0003

Securities and Exchange Commission

August 24, 2020

June 30, 2020 valuation

The Company determined the fair value of the ordinary shares to be $20.61 per share as of June 30, 2020. Given the progression in its IPO timeline, the three scenarios were updated as follows – (1) an IPO on/around [*****] (probability of [*****]), (2) an IPO on/around [*****] (probability of [*****]) and (3) remaining a private company (probability of [*****]). The increase in the probability of an IPO in scenario (1) and the decrease in the probability of an IPO in scenario (2) were a result of the Company’s overall financial performance and the rebound of the stock market during the three months ended June 30, 2020 compared to the three months ended March 31, 2020. Both IPO scenarios derived an estimate of the Company’s equity value upon IPO using the PCMMM approach. The remaining a private company scenario derived an estimate of the Company’s equity value using a combination of the PCMMM and the Income approach. The key assumptions used in the PWERM were a discount rate of 14.5% applied to all three scenarios, and the application of a DLOM of 10.0%, 20.0%, and 27.5% applied to scenarios (1), (2) and (3), respectively.

July 29, 2020 valuation

The Company determined the fair value of the ordinary shares to be $23.00 per share as of July 29, 2020. As of the valuation date, the Company’s IPO timeframe remained unchanged. For the Company’s valuation, three future scenarios were considered – (1) an IPO on/around [*****] (probability of [*****]), (2) an IPO on/around [*****] (probability of [*****]) and (3) remaining a private company (probability of [*****]). The increase in the probability of an IPO in scenario (1) and the decrease in the probability of an IPO in scenario (2) were a result of the Company’s progress in its IPO preparations and continued performance of stock markets. Both IPO scenarios derived an estimate of the Company’s equity value upon IPO using the PCMMM approach. The remaining a private company scenario derived an estimate of the Company’s equity value using a combination of the PCMMM and the Income approach. The key assumptions used in the PWERM were a discount rate of 14.5% applied to all three scenarios, and the application of a DLOM of 8.0%, 19.0%, and 27.5% applied to scenarios (1), (2) and (3), respectively. The methodology used in the March 31, 2020, June 30 2020, and July 29, 2020 valuations were applied consistently.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the weighted average exercise price per share of our share options granted subsequent to June 30, 2020 is greater than the weighted average exercise price per share of our share options granted during six months ended June 30, 2020 because our ordinary shares subsequent to June 30, 2020 were determined to have a higher valuation than valuations during the six months ended June 30, 2020. The primary reasons for the higher valuation were as follows:

•

the stock market experienced significant selloffs during the second half of the first quarter of 2020 and rebounded significantly by the end of the second quarter of 2020. In addition, during the second quarter of 2020, the selected companies included in our comparable company analysis outperformed the stock market, which led to higher revenue multiples in our valuation model;

CONFIDENTIAL TREATMENT REQUESTED BY JFROG LTD. PURSUANT TO 17 C.F.R. §200.83

CONFIDENTIAL TREATMENT REQUESTED

BY JFROG LTD.: JFROG-0003

Securities and Exchange Commission

August 24, 2020

•	decreases in the DLOM percentage applied to all three scenarios as a result of increases in the probability of an exit event in the near future as compared to previous valuations; and

•

increases in the probability of an IPO in scenario (1) and decreases in the probability of an IPO in scenario (2) due to various factors such as the Company’s overall financial performance, the Company’s progress in its IPO preparations and the overall condition of the stock market, between valuation dates.

In order to aid the Staff’s review, the Company has set forth in the table above a summary of the Company’s equity awards granted from January 1, 2020 to July 31, 2020, including the exercise price of the underlying ordinary shares.

*****

Please direct any questions regarding the Company’s responses or the Registration Statement to me at (650) 565-3765 or aspinner@wsgr.com, or my colleague, Jeffrey D. Saper, at (650) 320-4626 or jsaper@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Allison B. Spinner
Allison B. Spinner

cc:	Shlomi Ben Haim, JFrog Ltd.

Jacob Shulman, JFrog Ltd.

Eyal Ben David, JFrog Ltd.

Jeffrey J. Saper, Wilson Sonsini Goodrich & Rosati, P.C.

Steven V. Bernard, Wilson Sonsini Goodrich & Rosati, P.C.

Mark V. Roeder, Latham & Watkins LLP

Brian D. Paulson, Latham & Watkins LLP

Joshua G. Kiernan, Latham & Watkins LLP

CONFIDENTIAL TREATMENT REQUESTED BY JFROG LTD. PURSUANT TO 17 C.F.R. §200.83